UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 33-57687
ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the
plan, if different from that of the issuer named below)
ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held
pursuant to the plan and the
address of its principal executive office)

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2
Audited Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule H; Line 4i — Schedule of Assets (Held At End of Year)	10
Signatures	11
Exhibits Index	12
Amendment No. 12 to the Retirement Savings Plan and Trust
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Qualified Retirement Plans and Trusts Committee
     Atmos Energy Corporation Retirement Savings Plan and Trust
      We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Dallas, Texas
June 16, 2005

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2004	2003

ASSETS
Investments:
Common stock of Atmos Energy Corporation	$66,654,361	$56,227,012
Registered Investment Companies:
T. Rowe Price Balanced Fund	3,634,559	2,868,520
T. Rowe Price Spectrum Income Fund	3,516,648	5,491,262
T. Rowe Price Spectrum Growth Fund	6,201,245	5,514,366
T. Rowe Price International Stock Fund	—	5,891,711
T. Rowe Price Short-Term Bond Fund	2,552,450	3,329,762
T. Rowe Price U.S. Bond Index Fund	5,344,534	538,884
T. Rowe Price New Horizons Fund	4,031,330	3,854,242
T. Rowe Price Mid-Cap Value Fund	3,819,793	—
T. Rowe Price New America Growth Fund	6,576,293	6,072,596
T. Rowe Price Equity Income Fund	10,803,673	10,021,250
T. Rowe Price Equity Index 500 Fund	6,749,291	9,089,811
T. Rowe Price Growth Stock Fund	7,383,909	—
Harbor International Fund	7,480,592	—
Columbia Growth Stock Z Fund	—	1,809,253
Common/ Collective Trust:
T. Rowe Price Stable Value Fund	10,090,860	9,687,064
Common stock of Entergy Corporation	110,922	93,809
Common stock of Citizens Communications Company, Class B	592,409	964,985
Participant loans	5,819,588	5,236,322

Total investments	151,362,457	126,690,849
Receivables:
Due from broker	16,658	4,981
Participant contributions	505,425	253,382
Company contributions	253,390	132,187

Total receivables	775,473	390,550

Net assets available for benefits	$152,137,930	$127,081,399

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$12,875,973
Dividends on common stock	2,860,673
Dividends on registered investment companies	1,577,822
Dividends on common/collective trust	381,938
Interest on participant loans	370,145

18,066,551
Contributions:
Participants	9,246,730
Company	4,846,719
Rollovers	1,895,818

15,989,267
Transfers in from:
Atmos Energy Corporation Savings Plan for MVG Union Employees (formerly the Mississippi Valley Gas Company Savings Plan for Union Employees)	29,147

Total additions	34,084,965
Deductions
Distributions to participants	8,944,169
Administrative expenses	84,265

Total deductions	9,028,434

Net increase	25,056,531
Net assets available for benefits, at beginning of year	127,081,399

Net assets available for benefits, at end of year	$152,137,930

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

1.	Description of the Plan
      The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.

General
      The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company or Atmos). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee) which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
      The Company also maintains the Atmos Energy Corporation Savings Plan for MVG Union Employees (formerly the Mississippi Valley Gas Company Savings Plan for Union Employees) (the MVG Union Plan). The MVG Union Plan is a defined contribution benefit plan covering substantially all union employees in the Company’s Mississippi Division. During 2004, certain participants in the MVG Union Plan assumed non-union positions and were allowed to participate in the Plan. As such, assets totaling $29,147 relating to those participants were transferred from the MVG Union Plan into the Plan.
      On October 1, 2004, the Company completed the acquisition of the natural gas distribution and pipeline operations of TXU Gas Company (TXU Gas), a subsidiary of TXU Corp. All employees of TXU Gas who joined the Company were immediately eligible to participate in the Plan, as well as maintain their years of credited service for purposes of matching contributions. Employees of TXU Gas who joined the Company were allowed to roll over into the Plan their assets, which were held in the TXU Thrift Plan and the TXU Cash Balance Retirement Plan by choosing one of two options. The first option allowed a participant who did not have a loan to roll over into the Plan their assets at any time after their employment ended with TXU Gas. The second option, which had to be elected prior to December 31, 2004, allowed a participant to have the Company automatically roll over his or her assets, including any outstanding loan balance, to the Plan. The transfer for those participants electing the second option took place in January 2005 and was approximately $21.8 million. To accommodate those TXU Gas employees who held TXU Corp. common stock in the TXU Thrift Plan and elected the second option, an additional account was established in the Plan in January 2005 to hold the TXU Corp. common stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

Eligibility
      Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are eligible to participate in the Plan as of the first payroll period coincident with or immediately following the date of hire.

Contributions
      Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching Company contributions and any discretionary Company contributions.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the first full pay period following the earlier of January 1, April 1, July 1 or October 1 after which one year of service has been completed.
      Participants may elect a salary reduction (not to exceed $13,000 in 2004 or $16,000 for those participants age 50 or older), ranging from a minimum of 1 percent up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service (IRS).
      The Company contributes a matching Company contribution in an amount equal to 100 percent of each Participant’s salary reduction contribution, up to a maximum of 4 percent of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current IRS “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary reduction agreement if necessary to ensure that (1) each Participant’s additions for any year will not exceed applicable IRS Code (the Code) limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.
      The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2004.
      All contributions to a Participant’s account are immediately and fully vested.

Investment Options
      The Plan allows Participants’ salary reduction contributions to be invested among a variety of registered investment companies, one common/ collective trust and Atmos common stock.
      The Stock Purchase Program Fund, consisting of Atmos common stock, is participant directed. All Company matching and discretionary contributions are directed into this fund. Contributions made to this fund, both Participant directed and Company matching and discretionary, are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.
      In May 2000, the Company completed the acquisition of the Missouri natural gas distribution assets of Associated Natural Gas (ANG) from a subsidiary of Southwestern Energy Corporation. Employees of ANG who joined the Company were allowed to transfer into the Plan his or her assets which were held in the Southwestern Energy Corporation 401(k) Plan (the Southwestern Plan). To accommodate several ANG employees who held Entergy Corporation (Entergy) common stock in the Southwestern Plan, an additional account was established in the Plan to hold the Entergy stock. This account was established as a frozen account where funds can be liquidated but no new stock added.
      In July 2001, the Company completed the acquisition of the assets of Louisiana Gas Service Company and LGS Natural Gas Company (LGS) from Citizens Communications Company, formerly Citizens Utilities Company. Substantially all employees of LGS who joined the Company were immediately eligible to participate in the Plan. Employees of LGS who joined the Company were allowed to roll over into the Plan their assets which were held in the Citizens Utilities Company 401(k) Employee Benefit Plan (the Citizens Plan). To accommodate several LGS employees who held Citizens Communications Company (Citizens) Class B common stock in the Citizens Plan, an additional account was established in the Plan to hold the Citizens stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)

Distributions to Participants
      Dividends received on Atmos common stock are automatically reinvested in Atmos common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.
      A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.
      In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant is entitled to withdraw the entire amount from each of his or her accounts. Withdrawals from a Participant’s salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Stock Purchase Program Fund may be in the form of Atmos common stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos common stock upon written notice by the Participant.

Loans to Participants
      A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.
      If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full prior to his or her termination of employment.

Plan Termination
      While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts will be distributed to the Participants.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
      Shares of registered investment companies are valued at fair value based on published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices. Participant loans are valued at remaining outstanding balances which approximates fair value.
      Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

3.	Administration of the Plan and Plan Assets
      The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.
      In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants, or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.
      All expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.

4.	Investments
      Investments that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified in the statements of net assets available for benefits.
      The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)
      During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated/ (depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock	$7,284,792
Registered Investment Companies:
T. Rowe Price Balanced Fund	219,562
T. Rowe Price Spectrum Income Fund	94,432
T. Rowe Price Spectrum Growth Fund	765,126
T. Rowe Price International Stock Fund	220,323
T. Rowe Price Short-Term Bond Fund	(31,502)
T. Rowe Price U.S. Bond Index Fund	(7,944)
T. Rowe Price New Horizons Fund	659,736
T. Rowe Price Mid-Cap Value Fund	186,890
T. Rowe Price New America Growth Fund	667,698
T. Rowe Price Equity Income Fund	1,003,228
T. Rowe Price Equity Index 500 Fund	606,956
T. Rowe Price Growth Stock Fund	527,214
Harbor International Fund	676,907
Columbia Growth Stock Z Fund	(84,262)
Entergy Corporation Common Stock	17,141
Citizens Communications Company Common Stock	69,676

$12,875,973

5.	Related-Party Transactions
      Certain Plan investments in registered investment companies and common/ collective trusts are managed by T. Rowe Price. T. Rowe Price is the trustee and; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

6.	Income Tax Status
      The Plan has received a determination letter from the IRS dated November 1, 2002 stating that the Plan is qualified under Section 401(a) of the Code and; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and; therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
SCHEDULE H; LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 75-1984576
PLAN NUMBER: 002
December 31, 2004

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	value

*	Atmos Energy Corporation	Common stock; 2,437,088 shares	**	$66,654,361
*	T. Rowe Price Trust Company	Stable Value Fund	**	10,090,860
*	T. Rowe Price Trust Company	Balanced Fund	**	3,634,559
*	T. Rowe Price Trust Company	Spectrum Income Fund	**	3,516,648
*	T. Rowe Price Trust Company	Spectrum Growth Fund	**	6,201,245
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**	2,552,450
*	T. Rowe Price Trust Company	U.S. Bond Index Fund	**	5,344,534
*	T. Rowe Price Trust Company	New Horizons Fund	**	4,031,330
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**	3,819,793
*	T. Rowe Price Trust Company	New America Growth Fund	**	6,576,293
*	T. Rowe Price Trust Company	Equity Income Fund	**	10,803,673
*	T. Rowe Price Trust Company	Equity Index 500 Fund	**	6,749,291
*	T. Rowe Price Trust Company	Growth Stock Fund	**	7,383,909
	Harbor Capital Advisors, Inc.	Harbor International Fund	**	7,480,592
	Entergy Corporation	Common stock; 1,641 shares	**	110,922
	Citizens Communications	Common stock, 42,959 shares	**	592,409
*	Participant Loans	Interest rates from 6.00% to 11.00%	—	5,819,588

				$151,362,457

*	Indicates party-in-interest to the Plan

**	Cost information in column (d) is not required for participant-directed investments

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ JOHN P. REDDY

John P. Reddy
Chairman of the Qualified
Retirement Plans and
Trusts Committee
June 24, 2005

EXHIBITS INDEX

Exhibit
number	Description	Page number or incorporation by reference to

4	Instruments defining rights of security holders:
	(a) Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999)	Exhibit (4)(f) of Form 11-K for the year ended December 31, 1998 (File No. 33-57687)
	(b) Amendment No. One to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999), effective as of January 1, 1999	Exhibit (4)(b) of Form 11-K for the year ended December 31, 2000 (File No. 33-57687)
	(c) Amendment No. Two to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999), effective as of June 1, 2000	Exhibit (4)(c) of Form 11-K for the year ended December 31, 2000 (File No. 33-57687)
	(d) Amendment No. Three to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999), effective as of January 1, 2001	Exhibit (4)(d) of Form 11-K for the year ended December 31, 2002 (File No. 33-57687)
	(e) Amendment No. Four to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999), effective as of July 1, 2001	Exhibit (4)(d) of Form 11-K for the year ended December 31, 2001 (File No. 33-57687)
	(f) Amendment No. Five to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 2002), effective as of December 31, 2001	Exhibit (4)(e) of Form 11-K for the year ended December 31, 2001 (File No. 33-57687)
	(g) Amendment No. Six to the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (Effective January 1, 1999), effective as of March 1, 2002	Exhibit (4)(f) of Form 11-K for the year ended December 31, 2001 (File No. 33-57687)
	(h) Amendment No. Seven to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of July 1, 2001	Exhibit (4)(h) of Form 11-K for the year ended December 31, 2002 (File No. 33-57687)
	(i) Amendment No. Eight to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of November 1, 2002	Exhibit (4)(i) of Form 11-K for the year ended December 31, 2002 (File No. 33-57687)
	(j) Amendment No. Nine to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of December 3, 2002	Exhibit (4)(j) of Form 11-K for the year ended December 31, 2002 (File No. 33-57687)
	(k) Amendment No. Ten to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of May 1, 2003	Exhibit (4)(k) of Form 11-K for the year ended December 31, 2003 (File No. 33-57687)
	(l) Amendment No. Eleven to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of January 1, 2003	Exhibit (4)(l) of Form 11-K for the year ended December 31, 2003 (File No. 33-57687)

Exhibit
number	Description	Page number or incorporation by reference to

(m) Amendment No. Twelve to the Atmos Energy Corporation Retirement Savings Plan and Trust (Effective January 1, 1999), effective as of October 1, 2004, except as otherwise provided within the amendment
23	Consent of Independent Registered Public Accounting Firm